Exhibit 12

E*TRADE Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

	9 months ended 9/30/05	9 months ended 9/30/04	Year Ended 12/31/04	Year Ended 12/31/03	Year Ended 12/31/02
Fixed charges:
Interest expense	$572,507	$405,367	$557,978	$531,721	$608,890
Amortization of debt issue expense	2,213	2,083	2,083	3,084	3,217
Estimated interest portion within rental expense	4,732	4,082	6,375	10,202	10,136
Preference securities dividend requirements of consol. subs	—	—	—	—	—

Total fixed charges	$579,452	$411,532	$566,436	$545,007	$622,243

Earnings:
Income (loss) before income taxes, extraordinary item and cumulative effect less equity in income (loss) of investments	$481,558	$412,919	$549,641	$289,116	$198,632
Fixed charges	579,452	411,532	566,436	545,007	622,243
Less:
Preference securities dividend requirement of consol subs	—	—	—	—	—

Earnings	$1,601,010	$824,451	$1,116,077	$834,123	$820,875

Ratio of earnings to fixed charges	$1.83	$2.00	$1.97	$1.53	$1.32

Proforma ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A

Excess (deficiency) of earnings to fixed charges	$481,558	$412,919	$549,641	$289,116	$198,632

Proforma excess (deficiency) of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A